February 14, 2005



Ms. Diane Vumbaco
Standex International Corporation
6 Manor Parkway
Salem, NH 03079

RE:         Schedule 13G


Enclosed pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934 is a report on Schedule 13G. It reports beneficial ownership by American Express Trust Company in Common Stock of Standex International Corporation as of December 31, 2004.


Sincerely,



/s/ Mark Ellis
----------------
    Mark Ellis
    Senior Vice President




Enclosure

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934




                        Standex International Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    854231107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           This Schedule is filed pursuant to Rule 13d-1(b)


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  854231107


1)     Name of Reporting Person                 American Express Trust Company

       S.S. or I.R.S. Identification            IRS No. 41-1346942
       No. of Above Person

--------------------------------------------------------------------------------

2)     Check the Appropriate Box                Not Applicable
       if a Member of a Group

--------------------------------------------------------------------------------

3)     SEC Use Only

--------------------------------------------------------------------------------

4)     Citizenship or Place of Organization     Minnesota

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       (5) Sole Voting Power                    -0-
       ---------------------                    -----------------
       (6) Shared Voting Power                  810,884
       -----------------------                  ----------------
       (7) Sole Dispositive Power               -0-
       --------------------------               ----------------
       (8) Shared Dispositive Power             810,884
       ----------------------------             --------------------

--------------------------------------------------------------------------------

9)     Aggregate Amount Beneficially
       Owned by Each Reporting Person           810,884

--------------------------------------------------------------------------------

10)    Check if the Aggregate Amount in
       Row (9) Excludes Certain Shares          Not Applicable

--------------------------------------------------------------------------------
11)    Percent of Class Represented by
       Amount in Row (9)                        6.570%

--------------------------------------------------------------------------------
12)    Type of Reporting Person                 BK

1(a)   Name of Issuer:                     Standex International Corporation

1(b)   Address of Issuer's Principal       6 Manor Parkway
       Executive Offices:                  Salem, NH 03079

2(a)   Name of Person Filing:              American Express Trust Company


2(b)   Address of Principal Business
       Office:                             928 AXP Financial Center
                                           Minneapolis, MN 55474

2(c)   Citizenship:                        American Express Trust Company is
                                           a trust company organized under
                                           the laws of the state of Minnesota

2(d)   Title of Class of Securities:       Common Stock

2(e)   Cusip Number:                       854231107

3      Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
       American Express Trust Company is a bank as defined in section 3 (a) (6) of the Exchange Act (15 U.S.C. 78c)

4(a)   Amount Beneficially Owned as of December 31, 2004: 810,884

4(b)   Percent of Class: 6.570%

4(c)   Number of Shares as to which such person has:

       (i)   Sole power to vote or to direct the vote: 0

       (ii)  Shared power to vote or direct the vote: 810,884*

       (iii) Sole power to dispose or to direct the disposition of: 0

       (iv)  Shared power to dispose or to direct the disposition of:
             810,884**

* American Express Trust Company is the trustee of certain employee benefit plans, which are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Shares of the issuer's Common Stock are held in trust for the benefit of employees in the plans. As of December 31, 2004, the trustee held 810,884 shares of the issuer's Common Stock on behalf of the plans, all of which had been allocated to plan participants. The Plan trustee votes shares allocated to participant accounts as directed by plan participants subject to Section 404 or ERISA. All shares allocated to participants for whom no voting instructions are received, are voted in the same proportion as the trustee votes shares for which it did receive voting instructions.

** Shares of Common Stock are held in the issuer's employee benefit plans in various accounts and were allocated by source of contribution (employer, the predecessor to the employer or the employee). Shares of Common Stock held by the trustee on behalf of the plans may be disposed of by the plans or the trustee only in accordance with the terms of the plan.

5    Ownership of 5% or Less of a Class:

                                 Not Applicable

6    Ownership of more than 5% on Behalf of Another Person:

     American Express Trust Company (AETC) as Trustee of the Standex Retirement Savings plan ("Plan"), is reporting, on this Form 13G, securities which are beneficially owned by the Plan. AETC, as Trustee, has shared voting power to such shares identified in this form for the benefit of the Plan and disclaims beneficial ownership of all shares held by the Plan.

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                                 Not Applicable

8    Identification and Classification of Members of the Group:

                                 Not Applicable

9    Notice of Dissolution of Group:

                                 Not Applicable

10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       American Express Trust Company

Dated: February 11, 2005               By  /s/ Mark Ellis
                                           ---------------
                                           Signature

                                           Mark Ellis
                                           Senior Vice President
                                           Telephone:         (612) 671-1919